================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ________________


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from____________to___________


                        Commission File Number 333-133831


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  UnionBancorp, Inc. 401(k) Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UnionBancorp, Inc.
                             122 West Madison Street
                             Ottawa, Illinois 61350



================================================================================

                              REQUIRED INFORMATION


         The following financial statements and schedules of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the "Plan"), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are filed herewith. Crowe Chizek and Company LLC, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2005 and 2004. The consent of Crowe Chizek and Company LLC is attached as Exhibit 23.1 to this Form 11-K.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004



                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................   1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS......................   2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS............   3

     NOTES TO FINANCIAL STATEMENTS........................................   4

SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS  (HELD AT END OF YEAR)......  10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator of
  UnionBancorp, Inc. 401(k) Profit Sharing Plan
Ottawa, Illinois


We have audited the accompanying statements of net assets available for benefits of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.


                                       /s/ Crowe Chizek and Company LLC
                                       -----------------------------------------
                                       Crowe Chizek and Company LLC

Oak Brook, Illinois
June 27, 2006

                                                                              1.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004

--------------------------------------------------------------------------------

                                                     2005           2004
                                                 ------------   ------------
ASSETS
Investments (Note 4)                             $  5,667,466   $  5,036,415
Cash                                                      200          2,174
Dividends receivable                                       --         10,880
                                                 ------------   ------------
     Total assets                                   5,667,666      5,049,469

LIABILITIES
Accrued expenses                                       10,593          9,441
                                                 ------------   ------------


NET ASSETS AVAILABLE FOR BENEFITS                $  5,657,073   $  5,040,028
                                                 ============   ============


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              2.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2005

--------------------------------------------------------------------------------

Additions to net assets attributed to
     Investment income
         Net appreciation in fair value of investments (Note 4)    $    195,924
         Interest                                                         7,220
         Dividends                                                       57,760
                                                                   ------------
                                                                        260,904

     Contributions
         Participant wage deferrals                                     617,589
         Rollovers                                                        4,852
         Employer                                                       411,311
                                                                   ------------
                                                                      1,033,752

              Total additions                                         1,294,656

Deductions from net assets attributed to
     Benefits paid to participants                                      637,394
     Administrative expenses                                             40,217
                                                                   ------------

         Total deductions                                               677,611
                                                                   ------------

Net increase                                                            617,045

Net assets available for benefits
     Beginning of year                                                5,040,028
                                                                   ------------

     End of year                                                   $  5,657,073
                                                                   ============

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              3.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of UnionBancorp, Inc. (the Company) and certain of its subsidiaries, including UnionBank, UnionBank/West, UnionBank/Central, UnionBank/Northwest, and UnionFinancial Services and Trust Company. The Plan was established effective January 1, 1998 and covers all employees who have completed six months of service and are aged 20 1/2 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is UnionBancorp, Inc. (the Administrator) and the trustee of the Plan is UnionBank (the Trustee), which is a subsidiary of the Administrator. The Trustee is the custodian of the Plan's assets, with the exception of the UnionBancorp, Inc. common stock, for which the Northern Trust Company is the custodian.

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code (IRC) Sections 402(g) and 415 of their annual compensation. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company's discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Company's discretionary matching contribution is allocated to participant accounts on the last day of the year based on each participant's voluntary contributions. The employer contributed 4% of eligible wages for the 2005 plan year.

Participant Accounts: Each participant's account is credited with that employee's contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to the participant's account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year for which the terminated participant receives a distribution.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of six years of service or attainment of normal retirement age (65), death, or disability.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              4.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions, plus actual earnings thereon. In the event that the Company makes matching contributions in excess of safe-harbor contributions, a participant would be 100% vested after six years of service for plan years beginning after December 31, 2001 in accordance with the table below.

           Years of Service                                   Percent Vested
           ----------------                                   --------------

           Less than two                                              0%
           Two                                                       20
           Three                                                     40
           Four                                                      60
           Five                                                      80
           Six                                                      100

Prior to December 31, 2001, participants were 100% vested after seven years.

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum amounts.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years except for the purchase of a primary residence, which may be for a reasonable period of time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the plan administrator. Interest rates on loans outstanding at December 31, 2005 range from 5.0% to 10.5%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant's account according to the current investment election.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 10%. Employer contributions are allocated in the same percentages that the employee has elected. The investment options are derived from a combination of various mutual funds, a money market fund, and UnionBancorp, Inc. common stock. Plan participants are allowed to reallocate funds between investment options on a daily basis.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              5.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments in mutual funds are stated at quoted market prices. The fair value of money market accounts is the amount payable on demand at the reporting date. Investments in common stock are stated at fair value. The fair value of common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for various investment options in mutual funds and employer stock. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              6.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2005 and 2004 that represent 5% or more of the Plan's net assets.

                                                                         2005           2004
                                                                     ------------   ------------
    Investments at fair value
       Money market funds
          Federated Automated Cash Management Fund                   $    909,331   $    920,736
       Mutual funds
          Federated Kaufmann Fund                                         554,268        428,228
          Federated Capital Appreciation Fund                             382,166        397,295
          Federated Growth Allocation Portfolio                                --        330,078
          Federated Mid-Cap Fund                                          380,340        290,966
          American Balanced Fund                                          465,950        444,994
          American Euro Pacific Growth                                    392,070             --
       Common stock
          UnionBancorp, Inc. common stock (23,975 and 21,001
            shares at December 31, 2005 and 2004)                         510,668        446,271

During the year ended December 31, 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

    Mutual funds                                                                    $    (80,010)
    Common stock                                                                         275,934
                                                                                    ------------

        Net change in fair value                                                    $    195,924
                                                                                    ============

For the plan year ended December 31, 2005, the Plan's investments earned dividends and interest of $57,760 and $7,220, respectively.


NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Fees in the amount of $34,760 and $5,457 were paid to UnionFinancial Services and Trust Company and Federated Retirement Plan Services for trustee and plan recordkeeping services, respectively. Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Company. At December 31, 2005 and 2004, all plan assets were considered to be party-in-interest investments, exclusive of the Plan's investment in American Funds. The value of these investments at December 31, 2005 and 2004 was $4,382,878 and $4,129,994, respectively.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              7.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

--------------------------------------------------------------------------------

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $118,870 and $130,062 at December 31, 2005 and 2004, respectively.


NOTE 7 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated November 19, 2001 that the Non-Standardized Profit Sharing Plan (Prototype) upon which the Company's plan is based is designed in accordance with applicable sections of the (IRC).

In May of 2006, the Department of Labor (DOL) notified the Plan trustee of possible ERISA violations pertaining to certain administrative expenses paid by the Plan to the Plan trustee from 2000 through 2005 which may have been in excess of amounts allowable under ERISA. The Company and the Plan believe the administrative expenses that were paid by the Plan to the trustee during these years were determined in good faith, and the trustee is in process of gathering supporting records of the costs it incurred in servicing the Plan over this period to present to the DOL. However, if the DOL subsequently concludes that the Plan paid fees to the trustee in excess of allowable amounts, the Company intends to fully reimburse the Plan and Plan participants, in accordance with ERISA and IRS regulations, for any amounts owed to the Plan pertaining to this matter. No receivable has been reflected in the Plan's 2005 financial statements pertaining to this matter, as it is not yet certain whether the DOL will conclude that any amount is owed to the Plan. Further, the range of any potential reimbursement to the Plan is not yet reasonably estimable. If it is ultimately determined by the DOL that excessive administrative expenses were charged to the Plan, this would constitute a prohibited transaction and would be considered an operational deficiency in the Plan's compliance with the applicable qualification section of the IRC. The Company and the Plan's management intend to fully correct any operational deficiency in accordance with the provision of the IRC, such that the Plan will maintain its qualified status.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              8.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

--------------------------------------------------------------------------------

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to the Form 5500:

                                                                              2005           2004
                                                                          ------------   ------------
    Net assets available for benefits per the financial statements        $  5,657,073   $  5,040,028
    Amounts allocated to withdrawing participants                             (118,870)            --
                                                                          ------------   ------------

    Net assets available for benefits per the Form 5500                   $  5,538,203   $  5,040,028
                                                                          ============   ============


The following is a reconciliation of 2005 benefits paid to participants per the financial statements to benefits paid to participants per the 2005 Form 5500:

    Benefits paid to participants per the financial statements                           $    637,394
    Amounts allocated to withdrawing participants at December, 31 2005                        118,870
                                                                                         ------------

    Benefits paid to participants per the Form 5500                                      $    756,264
                                                                                         ============


NOTE 9 - SUBSEQUENT EVENTS

Effective January 1, 2006, employees are eligible to participate in the Plan after three months of service.

--------------------------------------------------------------------------------

                                  (Continued)
                                                                              9.

                              SUPPLEMENTAL SCHEDULE


                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

--------------------------------------------------------------------------------

Name of Plan Sponsor:  UnionBancorp, Inc.
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

                                                      (c)
                                                Description of
                                             Investment, Including
                                                Maturity Date,
                   (b)                         Rate of Interest,                                         (e)
       Identity of Issue, Borrower,             Collateral, Par,                       (d)             Current
(a)     Lessor, or Similar Party               or Maturity Value                      Cost**            Value
---     ------------------------      -----------------------------------------      -------        -------------
                                      Money Market Funds
                                      ------------------
*        Federated Securities
          Corporation                 Automated Cash Management Fund                                $     909,331
*        Federated Securities
          Corporation                 Stock Liquidity Fund                                                 16,416

                                      Mutual Funds
                                      ------------
*        Federated Securities
           Corporation                Growth Allocation Portfolio                                         228,134
*        Federated Securities
           Corporation                Total Return Bond Fund                                              227,709
*        Federated Securities
           Corporation                Managed Conservative Allocation Portfolio                             6,738
*        Federated Securities
           Corporation                Mini-Cap Fund                                                       186,349
*        Federated Securities
           Corporation                Mid-Cap Fund                                                        380,340
*        Federated Securities
           Corporation                Max-Cap Fund                                                        220,245
*        Federated Securities
           Corporation                Capital Appreciation Fund                                           382,166
*        Federated Securities
           Corporation                Mid Cap Growth Strategies Fund                                      218,897
*        Federated Securities
           Corporation                Kaufmann Fund                                                       554,268
*        Federated Securities
           Corporation                Stock Trust Fund                                                    223,570
*        Federated Securities
           Corporation                Communications Technology Fund                                      138,753
*        Federated Securities
           Corporation                US Govt 2-5 Instl SS Fund                                            52,251
         American Funds               Growth Fund of America                                              262,511
         American Funds               Washington Mutual Inv                                               164,057
         American Funds               Euro Pacific Growth                                                 392,070
         American Funds               American Balanced Fund                                              465,950

--------------------------------------------------------------------------------

                                                                             10.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

--------------------------------------------------------------------------------

Name of Plan Sponsor:  UnionBancorp, Inc.
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

                                                 (c)
                                            Description of
                                        Investment, Including
                                           Maturity Date,
                   (b)                    Rate of Interest,                                    (e)
      Identity of Issue, Borrower,         Collateral, Par,                (d)               Current
(a)     Lessor, or Similar Party          or Maturity Value               Cost**              Value
---     ------------------------      -------------------------          -------           -------------
                                      Common Stock
                                      ------------
*        UnionBancorp, Inc.           23,975 shares                                        $     510,668

                                      Participant Loans
                                      -----------------
*        Participant loans            Interest rates                                             127,043
                                                                                           -------------

              Total investments                                                            $   5,667,466
                                                                                           =============

*    Party in interest.
**   Not applicable for participant-directed investments.

--------------------------------------------------------------------------------

                                                                             11.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       UNIONBANCORP, INC.
                                       401(k) PROFIT SHARING PLAN


Date:  June 28, 2006                   By: /s/ SCOTT A. YEOMAN
                                           -------------------------------------
                                           Scott A. Yeoman
                                           President and
                                           Chief Executive Officer

                  UNIONBANCORP, INC. 401(k) PROFIT SHARING PLAN


                                  EXHIBIT INDEX
                                       TO
                           ANNUAL REPORT ON FORM 11-K


Exhibit
  No.          Description
--------------------------------------------------------------------------------

23.1           Consent of Crowe Chizek and Company LLC